SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                14 December 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:   1.  BT Retail announcement made on 14 December 2006


DC06-668                                                       December 14, 2006

                    BT RETAIL TARGETS STRONG PROFITS GROWTH

       EBITDA percentage growth in the teens expected in 2006/7 full year

                        EBITDA growth expected in 2007/8

                       BT Business Wi-Fi Fusion launched

BT Retail today issued new guidance to the City, targeting strong profits growth for the 2006/7 full year. The division said it would achieve EBITDA percentage growth in the teens, around three times higher than analysts predicted at the start of the year. The division also expects EBITDA growth in 2007/8, in contrast to market expectations.

The guidance came as the division provided detailed information for several of its constituent businesses for the first time. BT Retail has annual revenues of GBP8.5 billion and EBITDA of GBP738 (1) million. It was revealed today that whilst 42 per cent of its revenues came from BT Business, BT Enterprises and BT Ireland, these three units accounted for nearly 60 per cent of its EBITDA. The remainder was generated by BT Retail's Consumer business.

Ian Livingston, BT Retail chief executive, said: "Today's guidance shows that BT Retail has turned around and is set for further profits growth whilst investing for the future. The division is making great progress in every area and not just in the consumer space".

The new financial targets were accompanied by the news that BT has launched its new Wi-Fi Fusion service for SMEs (see news release DC06-669). This is the UK's first converged fixed-mobile service for small businesses that uses Wi-Fi technology. The technological breakthrough will enable small companies to benefit from greatly reduced mobile prices when calls are made from their offices or from BT Openzone Wi-Fi "hotspots". The pricing for the service is also structured so that companies will have far greater certainty over their mobile costs.

The service will be provided by BT Business, one of the units for whom detailed financials were provided today. This unit supports more than 1.1 million small companies across the UK. It provides these companies with voice, broadband and IT services enabling them to sell their services to customers across the globe.

BT Business has annual revenues of more than GBP2.2 billion and EBITDA of around GBP225 million. Its performance has been transformed recently and BT today predicted the unit would deliver around 30 per cent EBITDA growth this financial year. BT Business is the UK's number one business broadband provider with 45 per cent of the DSL market.

(1) Before leaver costs


BT also said today that BT Ireland will be a one billion pound business within five years. BT Ireland currently has revenues of around GBP700 million and EBITDA of around GBP145 million. Both are expected to grow this year. Operating across the whole of Ireland, the unit's aim is to become the leading provider of networked IT and converged services across Ireland and to increase its share of the total retail market, excluding mobile, to 30 per cent. It has been doing particularly well in the Republic where its share of new broadband additions has jumped to 35 per cent at Q2 2006/7 from only 8 per cent two quarters earlier.

BT also set out progress at BT Enterprises. This unit comprises BT Conferencing, BT Directories, BT Payphones, BT redcare, BT Expedite and Dabs.com. BT Enterprises has revenues of more than GBP550 million and EBITDA of around GBP130 million. BT today predicted that both revenues and EBITDA for the unit would grow by around 25 per cent this financial year.

Inquiries about this news release should be directed to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All BT Group news releases can be accessed at our web site:
www.bt.com/newscentre

Notes to editors

- All references to current revenues and EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation) refer to the 2005/6 financial year.

- EBITDA references for the individual businesses exclude unallocated BT Retail central costs.

Certain statements in this release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: BT Retail's EBITDA and further profitable growth; BT Ireland target growth; revenue growth; and the benefits of convergence and new services.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions where BT operates, including competition from others; selection of appropriate trading and marketing models for BT's products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditure to improve quality of service; anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; developments in the convergence of technologies; fluctuations in exchange rates and interest rates; the timing of entry and profitability of BT in certain communications markets; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended March 31, 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 14 December 2006